4:

A special meeting of the fund's shareholders was held on July 18, 2007. The results of votes taken among shareholders on the proposal before them are reported below. Each vote reported represents one dollar of net asset value held on the record date for the meeting.

12:
PROPOSAL 4

To approve a amended management contract that includes adding a performance adjustment component to the management fee for Fidelity Advisor Equity Value Fund, and giving the Trustees the authority to change the fund's performance adjustment index going forward, without a shareholder vote, subject to applicable law.

	# of Votes	% of Votes
Affirmative	50,720,969.98	71.530
Against	13,660,416.64	19.265
Abstain	6,527,428.97	9.205
TOTAL	70,908,815.59	100.000